

September 24, 2013

<u>Via E-Mail</u>
Mr. Robert A. Sheets
Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

> **Re:** **Alliance One International, Inc.**
> **Form 10-K for the year ended March 31, 2013**
> **Filed June 17, 2013**
> **File No. 001-13684**

Dear Mr. Sheets:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 21</u>

1. Given the significance of costs of goods sold to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A to discuss and quantify the factors responsible for changes in the levels of cost of goods and services sold separate from gross profit for all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of goods and services sold that caused cost of goods and services sold to materially vary (or not vary when expected to) from prior period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of goods and services sold. Please note that even when total amounts of costs of goods and services sold do not materially vary from period to period, the impacts of material variances in

components of cost of goods and services sold that offset each other should be separately disclosed, quantified, and discussed (not netted).

2. Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of goods and services sold and significant operating costs, were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs.

   While revising your disclosures, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:

   - Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
   - Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

3. Please confirm your understanding of this matter and revise your results of operations section in MD&A beginning with your next Form 10-Q accordingly.

4. Additionally, please revise your MD&A to disclose the cost components of significant expense line items on your statements of operations to better assist a reader with understanding your business operations. Refer to Item 303(A)(3)(i) of Regulation S-K.

Note 1-Summary of Significant Accounting Policies
Other Income, page 43

5. We note during fiscal 2011, you recorded a gain of $37,765 on the assignment of approximately 9,000 tobacco suppliers in Southern Brazil and the sale of related assets to the Brazilian affiliate of PMI. We also note that you continue to supply processed tobacco to PMI and to process tobacco for PMI's Brazilian affiliate under a long-term processing agreement. Given the limited disclosure regarding this transaction in your Form 10-K for fiscal year ended March 31, 2011, please describe for us in greater detail the nature, facts and circumstances surrounding transaction which resulted in the gain of $37,765, including the significant terms and consideration involved in the arrangement, and explain why gain recognition was appropriate. Tell us what involvement, if any, the company continues to have with respect to the 9,000 tobacco suppliers in Southern Brazil and PMI.   As part of your response, provide us with the authoritative accounting guidance that you relied upon in determining your treatment and your gain calculation. We may have further comment upon receipt of your response.

Note 20-Selected Quarterly Financial Data, page 86

6. Please revise future filings to include disclosure of the effect of any unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are recognized in any of the quarters presented. See guidance in Item 302(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief